Mail Stop 4561

June 1, 2009

Via U.S. Mail and Facsimile 760.918.8210

Ms. Erin N. Ruhe
Vice President, Treasurer and Controller
Homefed Corporation
1903 Wright Place
Suite 220
Carlsbad, CA 92008

        Re: Homefed Corporation
                 Form 10-K for fiscal year ended December 31, 2008
                 Filed February 24, 2009
                 File No. 1-10153

Dear Ms. Ruhe:

        We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business

Current Development Projects, page 2

General

1.   For each of your material projects identified under this subheading, please tell us
        the nature of your title to, or other interest in, such properties and the nature and
        amount of any material liens or encumbrances against such properties. Provide
        this disclosure in future filings.

Otay Ranch, page 5

2.   As currently written, it is unclear what amount of the approximately 2,100 total
        acres of non-developable land is unusable because the land is designated for
        government purposes. Please clarify. Additionally, please tell us why the
        remaining land is classified as "non-developable," considering that such amount
        represents a significant percentage of the total land held by the Otay Land
        Company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations.

Liquidity and Capital Resources, page 16

3.   We note that you identify certain design and processing expenditures on page 6
        that you deem necessary to the development of your Otay Ranch project. To the
        extent that such expenditures are considered material, please tell us the amount
        needed to fully entitle the property for development and sale and provide similar
        disclosure in future filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page F-2

4.   We note that you repurchased common stock to be held in treasury stock during
        the fiscal year ended December 31, 2008. In future filings, please disclose on the
        face of your balance sheets as a separate deduction from shareholders' equity the
        amount of shares and dollar value attributed to treasury stock as of the reporting
        date.

7. Stock Incentive Plans, page F-11

5.   We note that in October 2008 you repurchased 394,931 shares of your common stock in a private transaction. After considering such transaction, you can repurchase up to an additional 105,069 shares to reach the 500,000 shares approved by your Board of Directors in July 2004. Please reconcile this disclosure with your tabular disclosure of *Issuer Purchases of Equity Securities* within Item 5 of Form 10-K, where you disclose an amount for Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs of zero.

Item 11. Executive Compensation

Base Salary, page 28

6.   We note that individual base salaries are intended to be appropriate in light of the executive's respective roles and levels of responsibility. Please tell us the specific individual factors that the compensation committee considered in determining annual salary decisions and explain how such factors lead to each named officers base salary. Please refer to Item 402(b)(2)(vii) of Regulation S-K. Please provide this disclosure in future filings and tell us how you plan to comply.

Short Term Incentives – Annual Bonus Compensation, page 28

7.   Please provide for us a more in-depth discussion of the committee's "subjective assessment" of each executive's performance that you disclose and how those individual factors impacted the amounts awarded. For instance, tell us how you subjective assessment and the financial measures considered lead the amount awarded. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K. Please provide this disclosure in future filings.

Item 15. Exhibits and Financial Statement Schedules

8.   We note that financial statement schedules have been omitted. In future filings please include Schedule III per Rule 5-04 of Regulation S-X or tell us why such disclosure is not required.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at 202.551.3473 or Duc Dang, Attorney-Advisor, at 202.551.3386 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief